CHINA YUCHAI INTERNATIONAL LIMITED
16 Raffles Quay #26-00 Hong Leong Building Singapore 048581
Tel : (65) 6220 8411 Fax : (65) 6226 0502
Exhibit 99.1
FOR IMMEDIATE RELEASE
CHINA YUCHAI ANNOUNCES US$0.10 PER ORDINARY SHARE
INTERIM DIVIDEND PAYMENT
SINGAPORE, September 28, 2007 — The Board of Directors of China Yuchai International Limited (the “Company”) announced a second interim dividend of US$0.10 per ordinary share for the year ended December 31, 2006. The Company previously paid an interim dividend for the year ended December 31, 2006 of US$0.02 per ordinary share on December 28, 2006. This dividend will be paid to members whose names appear on the register of members of the Company on October 11, 2007. The payment date of this dividend will be October 24, 2007.
China Yuchai International Limited
Executive Office
16 Raffles Quay
#26-00 Hong Leong Building
Singapore 048581
Tel: (65) 6220 8411
Fax: (65) 6226 0502

Contact persons:	Mr Teo Tong Kooi, President and Director Mr Philip Ting, Director and CFO